

June 2, 2022

Michael Amir Williams
Chief Executive Officer
Oasis Real Estate Investments 1, LLC
840 Santee Street
Suite 605
Los Angeles, CA 90014

> **Re: Oasis Real Estate Investments 1, LLC**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed May 12, 2022**
> **File No. 024-11790**

Dear Mr. Williams:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 21, 2022 letter.

Amendment No. 2 to Form 1-A filed on May 12, 2022

Risk Factors, page 16

1.    We note your response to comment 8. Please add risk factor disclosure to address the risks associated with investors agreeing to be bound by the power of attorney.

Independent Auditors' Report, page F-1

2.    Please have your independent auditor amend both their audit reports to include the audit report date in accordance with AU-C Section 700.

3.      We note the independent auditors' report for your financial statements for the period
        ended January 10, 2022.  Please have your independent auditor revise the first sentence in
        the Auditors' Responsibility section for consistency with AU-C Section 700.

        You may contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related
matters.  Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-
3713 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Real Estate & Construction

cc:     Louis Amatucci, Esq.